SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.                )*

Gracell Biotechnologies Inc.

(Name of Issuer)

Ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

38406L 103**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 38406L 103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “GRCL.” Each ADS represents five ordinary shares of the issuer. No CUSIP has been assigned to the Issuer’s ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person William Wei Cao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 93,231,540 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 93,231,540 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,231,540 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 26.9% (2)
12	Type of Reporting Person IN

(1)

Represents (i) 92,090,000 ordinary shares directly held by Gracell Venture Holdings Limited, (ii) 51,490 ADSs directly held by Gracell Venture Holdings Limited, representing 257,450 ordinary shares, and (iii) 176,818 ADSs that William Wei Cao has the rights to acquire within 60 days of December 31, 2021, representing 884,090 ordinary shares. Gracell Venture Holdings Limited is a company incorporated in the British Virgin Islands. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Gracell Venture Holdings Limited in the Issuer.

(2)	Calculation is based on a total of 346,282,226 ordinary shares of the Issuer outstanding as of December 31, 2021.

1	Name of Reporting Person Gracell Venture Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 92,347,450 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 92,347,450 (3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,347,450 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 26.7% (4)
12	Type of Reporting Person CO

(3)

Represents (i) 92,090,000 ordinary shares and (ii) 51,490 ADSs, representing 257,450 ordinary shares, directly held by Gracell Venture Holdings Limited, a company incorporated in the British Virgin Islands. Gracell Venture Holdings Limited is wholly owned by Land Blossom Limited, a company incorporated in the British Virgin Islands. Land Blossom Limited, under The Cao Family Trust, or the Trust, established under the law of Republic of Singapore and managed by VISTRA Trust (Singapore) Pte. Limited, or the Trustee, is wholly owned and managed by the Trustee. Dr. William William Wei Cao is the Settlor of the Trust and Dr. Cao and his family members are the Trust’s beneficiaries. Under the terms of the Trust, Dr. Cao has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Gracell Venture Holdings Limited in the Issuer.

(4)	Calculation is based on a total of 346,282,226 ordinary shares of the Issuer outstanding as of December 31, 2021.

Item 1(a).	Name of Issuer: Gracell Biotechnologies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building 12, Block B, Phase II Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park People’s Republic of China

Item 2(a).	Name of Person Filing: (i) William Wei Cao, and (ii) Gracell Venture Holdings Limited (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i) William Wei Cao:

Building 12, Block B, Phase II

Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park

People’s Republic of China

(ii) Gracell Venture Holdings Limited:

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Item 2(c)	Citizenship: William Wei Cao – People’s Republic of China Gracell Venture Holdings Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number: 38406L 103. This CUSIP number applies to the American depositary shares, each representing five ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
William Wei Cao	93,231,540	26.9%	26.9%	93,231,540	0	93,231,540	0
Gracell Venture Holdings Limited	92,347,450	26.7%	26.7%	92,347,450	0	92,347,450	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 346,282,226 ordinary shares of the Issuer outstanding as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Item 2(a) in lieu of an exhibit.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBIT

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

William Wei Cao

/s/ William Wei Cao

Gracell Venture Holdings Limited

By: /s/ William Wei Cao Name: William Wei Cao Title: Director